September 10, 2008

BY EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-6010
Attn:  Lyn Shenk
Branch Chief

RE:	ZAP File No. 001-32534 Form 10-KSB: For the fiscal year ended December 31, 2007 Form 10-Q: For the quarterly period ended March 31, 2008

Dear Lyn Shenk:

                     In response to your letter of August 26, 2008, please see following answers to your inquires:

Form 10-Q: For the quarterly period ended June 30, 2008

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 5:  Long-Term Debt

Secured Convertible Debt, page 8

1.           We note on July 30, 2008, you signed a $1.7 million note payable to the Al-Yousuf Group. Please tell us and disclose the conversion terms of this note payable.

Response: The new note with the Al Yousuf Group is not convertible it did however replace our previous convertible note due to another shareholder. The note is due February 28, 2010 and it may be extended upon written request by us and at the sole discretion of Al Yousuf Group whose President is our Chairman of the Board. We will clarify the footnote heading in our upcoming quarterly report for the period September 30, 2008 to indicate that this note replaced our previous convertible debt. We also disclosed the correct terms of the note payable in our footnote.

Lyn Shenk
Securities and Exchange Commission
September10, 2008

Note 10:  Segment Reporting, Page 12

2.           Refer to your prior comment number 8. It does not appear that corporate expenses represent an operating segment pursuant to paragraph 10 of FAS 131, or that the aggregation of these expenses with an operating segment is permissible pursuant to paragraph 17 of FAS131. Accordingly, please present corporate expenses in a separate column. In so doing, keep in mind the reconciliation requirements of paragraph 32 of FAS 131.Please provide us with a copy of your revised presentation.

Response: In accordance with your request we have revised our presentation to breakout corporate expenses and will also conform our upcoming presentation in our quarterly report for the period September 30, 2008. Please see exhibit: A  attached.

3.            Additionally, please explain to us and disclose the basis upon which corporate expenses, and specifically those associated with research and development, are not allocated to the specifically allocated to the respective segments. To the extent corporate expenses are not allocated, tell us why they have not been allocated. If a segment is allocated a disproportionate amount of these expenses relative to the other segments, explain to us and disclose the basis for this.

Response: We will allocate R&D expenses to the various segments in our upcoming Form 10Q for the period ended September 30, 2008. Certain corporate expenses have not been allocated to the various segments since the majority of unallocated corporate expenses consist of cash and stock compensation (stock options) for salaried employees including management. In our small company of less than 70 employees many of us work on all of the reportable segments daily and it is not practicable for us to maintain time sheet by entity on a daily basis. Also include in unallocated corporate expenses are professional fees for legal, consulting (market development) and accounting that apply to all of the segments. We try to market all of our products to our customers, including dealers and our website. Many corporate expenses apply to all of the segments.

4.           Further, it is not clear why you consider the electronic consumer products segment to be your core business when amounts presented for the other segments are significantly greater. In addition, it is not clear why you consider it appropriate to attribute corporate expenses solely to your core business. Please advise and disclose as appropriate.

Response:  We had included overall corporate expenses with the consumer products segment. Since ZAP stands for “Zero Air Pollution” we view ourselves as committed to  bringing various alternate energy, “Green “, consumer products to the marketplace to spare our environment. Our product line at present, ranges from small three wheeled electric scooters to full size electric road vehicles to portable energy (auxiliary) batteries. Advanced Technology vehicles which happen to be the largest segment, is a part of our overall strategy, just one of many products. However, per your suggestion in #2 above we will be presenting corporate expenses not allocated to the various segments as a separate segment in our future filings. Please see exhibit A attached.

Lyn Shenk
Securities and Exchange Commission
September10, 2008

5.           You disclose that the performance of each segment is measured based on its profit or loss from operations before income taxes. However, the amount presented in the table for each segment is gross profit or loss. Please conform the segment performance measure provided for each segment. In this regard, tell us how you intend to revise your disclosure

Response: The performance measurement should be net income (loss) we will change our  upcoming disclosure in our quarterly report for the period September 30, 2008 to indicate net income (loss).

We at ZAP acknowledge that we are responsible for the adequacy and overall accuracy of the disclosures in our filings and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions or further comments, please contact me at (707) 528-8658 or via fax at (707) 525-8692.

Very truly yours,

ZAP

By:	/s/ WILLIAM HARTMAN
William Hartman
Chief Financial Officer

cc:

Exhibit A

 ZAP
 SEGMENT REPORTING
June 30, 2008
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Unaudited)

ZAP sells its Scooters, Zappy Pros, EZ's and ATVs in its electronic consumer products segment, rechargeabe portable batteries in its portable energy segment, conventional gas cars and retail electric cars and scooters in its car outlet segment and all costs and sales relating to electric vehicles in its advanced technology vehicles segment. Corporate Expenses represent costs incurred that relate to all segments and are not easily allocated.

		Electronic			Advanced
	Corporate	Consumer	Portable	Car	Technology
	Expenses	Products	Energy	Outlet	Vehicles	Totals

For the 3 months ended of June 30, 2008:

Net Sales		68	50	430	1,375	1,923
Gross profit (Loss)		(46)	29	(26)	265	222
						—
Net Income (Loss)	(2,313)	(88)	21	(140)	(84)	(2,604)
Total Assets	7,029	480	—	514	999	9,022

For the 3 months ended of June 30, 2007:

Net Sales		247	43	308	808	1,406
Gross profit (Loss)		90	12	45	65	212
						—
Net Income (Loss)	(3,173)	(87)	31		(42)	(3,271)
Total Assets	7,064	670		477	1,571	9,782

		Electronic			Advanced
	Corporate	Consumer	Portable	Car	Technology
	Expenses	Products	Energy	Outlet	Vehicles	Totals
For the 6 months ended of June 30, 2008:

Net Sales		74	173	722	2,010	2,979
Gross profit (Loss)		(171)	94	26	369	318
						—
Net Income (Loss)	(4,637)	(136)	79	(189)	(107)	(4,990)
Total Assets	7,029	480	—	514	999	9,022

For the 6 months ended of June 30, 2007:

Net Sales		392	71	657	1,423	2,543
Gross profit (Loss)		34	27	118	81	260
						—
Net Income (Loss)	(17,723)	(152)	44	(105)	(211)	(18,147)
Total Assets	7,064	670		477	1,571	9,782